Exhibit 12.1

BOSTON PROPERTIES, INC.

CALCULATION OF RATIOS OF EARNINGS TO FIXED CHARGES

Boston Properties, Inc.’s ratios of earnings to fixed charges for the five years ended December 31, 2003 were as follows:

	Year Ended December 31,
	2003	2002	2001	2000	1999
	(dollars in thousands)
Earnings:
Add:
Income before minority interests in property partnerships, income from unconsolidated joint ventures, minority interest in Operating Partnership, gains (losses) on sales of real estate and other assets and land held for development, discontinued operations, cumulative effect of a change in accounting principle and preferred dividend	$299,360	$277,140	$245,547	$210,385	$168,457
Gains (losses) on sales of real estate and land held for development	70,244	232,304	11,238	(313)	8,735
Amortization of interest capitalized	2,640	2,526	950	415	153
Distributions from unconsolidated joint ventures	8,412	8,692	2,735	1,848	972
Fixed charges (see below)	342,244	316,835	306,709	275,607	242,199
Subtract:
Interest capitalized	(19,200)	(22,510)	(59,292)	(37,713)	(16,953)
Preferred distributions	(23,608)	(31,258)	(36,026)	(32,994)	(32,111)

Total earnings	$680,092	$783,729	$471,861	$417,235	$371,452

Fixed charges:
Interest expensed	$299,436	$263,067	$211,391	$204,900	$193,135
Interest capitalized	19,200	22,510	59,292	37,713	16,953
Preferred distributions	23,608	31,258	36,026	32,994	32,111

Total fixed charges	$342,244	$316,835	$306,709	$275,607	$242,199

Ratio of earnings to fixed charges	1.99	2.47	1.54	1.51	1.53

The ratio of earnings to fixed charges was computed by dividing earnings by fixed charges. Earnings consist of income before minority interests in property partnerships, income from unconsolidated joint ventures, minority interest in Operating Partnership, discontinued operations, cumulative effect of a change in accounting principle and preferred dividend, plus amortization of interest capitalized, distributions from unconsolidated joint ventures, and fixed charges, minus interest capitalized and preferred distributions. Fixed charges consist of interest expensed, which includes credit enhancement fees and amortization of loan costs, interest capitalized, and preferred distributions.